UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cardiovascular Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141619106

(CUSIP Number)

February 25, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141619106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mitsui & Co. Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 776,861(2)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 776,861(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,861(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(3)
12	TYPE OF REPORTING PERSON CO

(1)

Mitsui & Co. Ltd. is the direct 100% owner of each of Mitsui & Co. (U.S.A.), Inc. and MCVP Holding, Inc., and the indirect majority owner of Mitsui & Co. Venture Partners, Inc. Accordingly, Mitsui & Co. Ltd. may be deemed to be the beneficial owner of the shares of Common Stock held by Mitsui & Co. Venture Partners, Inc., Mitsui & Co. (U.S.A.), Inc., and MCVP Holding, Inc. Mitsui & Co. Ltd. disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui & Co. Venture Partners, Inc., Mitsui & Co. (U.S.A.), Inc., and MCVP Holding, Inc. ..

(2)	Comprised of 517,646 shares of Common Stock, and warrants to purchase an aggregate of 259,215 shares of Common Stock.
(3)	Based on approximately 13.7 million shares of common stock of the Issuer outstanding as of February 25, 2009, as described in Item 4(b).

CUSIP No. 141619106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mitsui & Co. Venture Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 7,767(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 7,767(1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Comprised of 5,176 shares of Common Stock, and warrants to purchase an aggregate of 2,591 shares of Common Stock
(2)	Based on approximately 13.7 million shares of common stock of the Issuer outstanding as of February 25, 2009, as described in Item 4(b).

CUSIP No. 141619106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mitsui & Co. (U.S.A.), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 384,547(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 384,547(1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,547(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Comprised of 256,235 shares of Common Stock, and warrants to purchase an aggregate of 128,312 shares of Common Stock.
(2)	Based on approximately 13.7 million shares of common stock of the Issuer outstanding as of February 25, 2009, as described in Item 4(b).

CUSIP No. 141619106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MCVP Holding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 384,547(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 384,547(1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,547(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Comprised of 256,235 shares of Common Stock, and warrants to purchase an aggregate of 128,312 shares of Common Stock.
(2)	Based on approximately 13.7 million shares of common stock of the Issuer outstanding as of February 25, 2009, as described in Item 4(b).

Item 1.

(a)	Name of Issuer:

Cardiovascular Systems, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive office:

651 Campus Drive

St. Paul, Minnesota 55112-3495

Item 2.

(a)	Names of persons filing:

(i) Mitsui & Co. Ltd. (“Mitsui Ltd.”), (ii) Mitsui & Co. Venture Partners, Inc. (“Mitsui Ventures”), (iii) Mitsui & Co. (U.S.A.), Inc. (“Mitsui USA”); and (iv) MCVP Holding, Inc. (“MCVP Holding,” and collectively with Mitsui Ltd., Mitsui Ventures and Mitsui USA, the “Reporting Persons”)

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Except for the Common Stock directly held by any Reporting Person, each Reporting Person disclaims beneficial ownership of the Stock held by each other Reporting Person.

(b)	The address of the principal business address of Mitsui Ltd. is:

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

The address of the principal business office of each of Mitsui Ventures, Mitsui USA and MCVP Holding is:

200 Park Avenue

36th Floor

New York, New York 10166

(c)	The place of organization of Mitsui Ltd. is Japan.

The place of organization of each of Mitsui Ventures and MCVP Holding is Delaware.

The place of organization of Mitsui USA is New York.

(d)	Title of class of securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP No.:

141619106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or Dealer registered under Section 15 of the Act

☐	Bank as defined in section 3(a)(6) of the Act

☐	Insurance Company as defined in section 3(a)(19) of the Act

☐	Investment Company registered under section 8 of the Investment Company Act of 1940

☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.	Ownership

Mitsui Ltd.:

(a)	Amount beneficially owned:

Mitsui Ltd. is the direct 100% owner of each of Mitsui USA and MCVP Holding, and the indirect majority owner of Mitsui Ventures. Accordingly, Mitsui Ltd. may be deemed to be the beneficial owner of 776,861 shares of Common Stock (comprised of 517,646 shares of Common Stock, and warrants to purchase an aggregate of 259,215 shares of Common Stock).

Mitsui Ltd. disclaims beneficial ownership with respect to any shares of Common Stock directly owned by Mitsui Ventures, Mitsui USA and MCVP Holdings.

(b)	Percent of class:

Mitsui Ltd. is the direct 100% owner of each of Mitsui USA and MCVP Holding, and the indirect majority owner of Mitsui Ventures. Accordingly, Mitsui Ltd. may be deemed to be the beneficial owner of approximately 5.7% of the outstanding Common Stock of the Issuer (based on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 3, 2009, which stated that as of February 25, 2009, the Issuer has approximately 13.7 million shares of Common Stock outstanding (the “March 8-K”)).

(c)	Number of shares as to which Mitsui Ltd. has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

776,861

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

776,861

Mitsui Ventures:

(a)	Amount beneficially owned:

Mitsui Ventures beneficially owns 7,767 shares of Common Stock (comprised of 5,176 shares of Common Stock, and warrants to purchase an aggregate of 2,591 shares of Common Stock).

(b)	Percent of class:

0.06% (based on the March 8-K).

(c)	Number of shares as to which Mitsui Ventures has:

(i)	sole power to vote or to direct the vote:

7,767

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

7,767

(iv)	shared power to dispose or to direct the disposition of:

0

Mitsui USA:

(a)	Amount beneficially owned:

Mitsui USA beneficially owns 384,547 shares of Common Stock (comprised of 256,235 shares of Common Stock, and warrants to purchase an aggregate of 128,312 shares of Common Stock).

(b)	Percent of class:

2.8% (based on the March 8-K).

(c)	Number of shares as to which Mitsui USA has:

(i)	sole power to vote or to direct the vote:

384,547

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

384,547

(iv)	shared power to dispose or to direct the disposition of:

0

MCVP Holding:

(a)	Amount beneficially owned:

MCVP Holding beneficially owns 384,547 shares of Common Stock (comprised of 256,235 shares of Common Stock, and warrants to purchase an aggregate of 128,312 shares of Common Stock).

(b)	Percent of class:

2.8% (based on the March 8-K).

(c)	Number of shares as to which MCVP Holding has:

(i)	sole power to vote or to direct the vote:

384,547

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

384,547

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as participants in any transaction having that purpose or effect.

Exhibits

A.	Statement Appointing Designated Filer, dated March 26, 2009, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: March 26, 2009

MITSUI & CO., LTD.

By:	/s/ Tsutomu Yoshida
Name:	Tsutomu Yoshida
Title:	General Manager

MITSUI & CO. VENTURE PARTNERS, INC.

By:	/s/ Taro Inaba
Name:	Taro Inaba
Title:	President and Chief Executive Officer

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Kenichi Hori
Name:	Kenichi Hori
Title:	Senior Vice President

MCVP HOLDING, INC.

By:	/s/ Tsutomu Yoshida
Name:	Tsutomu Yoshida
Title:	President & Chief Executive Officer

EXHIBIT A

STATEMENT APPOINTING DESIGNATED FILER

The undersigned entities (the “Reporting Persons”) hereby designate MITSUI & CO. LTD. (the “Designated Filer”) as the designated filer to file this statement on Schedule 13G (and any amendments thereto) with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of Cardiovascular Systems, Inc. (the “Company”) held by the Reporting Persons.

The authority of the Designated Filer under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to such Reporting Person’s ownership of, or transactions in, securities of the Company, or unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer is not assuming any of the Reporting Person’s responsibilities to comply with Section 13(d) of the Exchange Act.

Date: March 26, 2009

MITSUI & CO., LTD.

By:	/s/ Tsutomu Yoshida
Name:	Tsutomu Yoshida
Title:	General Manager

MITSUI & CO. VENTURE PARTNERS, INC.

By:	/s/ Taro Inaba
Name:	Taro Inaba
Title:	President and Chief Executive Officer

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Kenichi Hori
Name:	Kenichi Hori
Title:	Senior Vice President

MCVP HOLDING, INC.

By:	/s/ Tsutomu Yoshida
Name:	Tsutomu Yoshida
Title:	President & Chief Executive Officer